U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

FORM 3

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person	Spear, Leeds & Kellogg 120 Broadway New York, New York 10271
2. Date of Event Requiring Statement	September 21, 2001
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol	Healthcare Integrated (HII)
5. Relationship of Reporting Person to Issuer (Check all applicable)	_Director X 10%Owner _Officer _Other
6. If Amendment, Date of Original	(Month/Day/Year)
7. Individual or Joint Group Filing	Formed filed by one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	Common Stock
2. Amount of Securities Beneficially Owned (Instr. 4)	136,556
3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	D
4. Nature of Indirect Beneficial Ownership (Instr. 5)	N/A

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)
2. Date of Exercisable and Expiration Date (Month/Day/Year)
3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
4. Conversion or Exercise Price of Derivative Security
5. Ownership Form of Derivative Security:
Direct (D) or Indirect (I) (Instr. 5)
6. Nature of Indirect Beneficial Ownership (Instr. 5)

**Intentional misstatement or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Spear, Leeds & Kellogg	January 10, 2002
S/ Steven A. Wolf	Date